SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June, 2006
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]
Form 20-F ☑ Form 40-F ☐
[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]
Yes ☐ No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By:	/s/ Masahiko Goto

(Signature)
Masahiko Goto
President
Date: June 29, 2006

(English Translation of the Notice of the Result of the 94th Ordinary General Meeting of Shareholders Originally Issued in Japanese Language)
MAKITA CORPORATION
June 29, 2006
To the Shareholders of
MAKITA CORPORATION
Notice of the Result of the 94th Ordinary General Meeting of Shareholders
     We would like to inform you that the following reports and resolutions were made at the 94th Ordinary General Meeting of Shareholders held on June 29, 2006.

Masahiko Goto
President
MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo,
Aichi Prefecture, 446-8502, Japan
(Stock code: 6586)
Description
Items reported
1.	The Business Report, Consolidated Balance Sheet, Consolidated Statement of Income for the 94th term (from April 1, 2005 to March 31, 2006) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Balance Sheet and Non-consolidated Statement of Income for the 94th term
Items resolved
No.1	Approval of the Proposed Appropriation of Retained Earnings for the 94th term
This item was approved as proposed.
In addition to an ordinary cash dividend of 9 yen per share, it was decided that a special dividend of 29 yen per share be disbursed, for a total of 38 yen per share.

No.2	Partial amendment to the Articles of Incorporation This item was approved as proposed. The details of the amendments are as follows:
(Changes are underlined.)

Before Amendments	After Amendments
Article 4. (Organizations)

In addition to the general meetings of shareholders and Directors, the Company shall have the following organizations:
[New Article]	(1) Board of Directors
(2) Statutory Auditors
(3) Board of Statutory Auditors
(4) Accounting Auditors

Article 4. (Method by which public notice is made)	Article 5. (Method by which public notice is made)

     Public notices of the Company shall be given by electronic public notices; provided, however, that if the Company is unable to give an electronic public notice because of accident or any other unavoidable reason, public notices of the Company may be displayed in the Nihon Keizai Shimbun.
The method of giving public notices of the Company shall be electronic public notices; provided, however, that in cases where an electronic public notice is impracticable due to an accident or any other unavoidable reason, public notices of the Company may be displayed in the Nihon Keizai Shimbun.

Article 5. (Total number of shares)	Article 6. (Total number of shares authorized to be issued)

The total number of shares authorized to be issued by the Company shall be five hundred million (500,000,000); provided, however, that if shares are retired, the total number of shares shall be reduced by the number of shares so retired.
The total number of shares authorized to be issued by the Company shall be four hundred and ninety-six million (496,000,000).

Article 7. (Issuance of share certificates)

[New Article]	The Company shall issue share certificates that represent its issued shares.

Article 6. (Acquisition of treasury stock)	Article 8. (Acquisition of treasury stock)

The Company may, by a resolution of the Board of Directors, purchase shares of the Company pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.	The Company may, by a resolution of the Board of Directors, purchase shares of the Company by market transactions or other permitted methods pursuant to Article 165, Paragraph 2 of the Company Law.

Article 7. (Number of shares constituting one unit and non-issuance of certificates for shares constituting less than one full unit)	Article 9. (Number of shares constituting one unit and non-issuance of certificates for shares constituting less than a full unit)

(1) The number of shares of the Company constituting one unit of shares shall be one hundred (100).	(1) [This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]

(2) The Company shall not issue certificates for any number of shares constituting less than one full unit (hereinafter referred to as “shares constituting less than a full unit”), unless otherwise provided for in the Share Handling Regulations.
(2) Notwithstanding Article 7, the Company shall not issue any certificates for shares constituting less than a full unit, unless otherwise provided for in the Share Handling Regulations.

Before Amendments	After Amendments
Article 8. (Sale of shares constituting less than a full unit)	Article 10. (Sale of shares constituting less than a full unit)

     A shareholder (including a beneficial shareholder; hereinafter the same being applicable) holding shares constituting less than a full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than a full unit, constitute a full unit of shares in accordance with the provisions of the share handling regulations.
[This Article will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Article is necessary.]

Article 9. (Transfer agent)	Article 11. (Transfer agent)

(1) The Company shall appoint a transfer agent with respect to the shares.	(1) The Company shall appoint a transfer agent.

(2) The transfer agent and its handling office shall be designated by a resolution of the Board of Directors and public notice thereof shall be given.	(2) [This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]

(3) The register of shareholders of the Company (including the register of beneficial shareholders; hereinafter the same being applicable) and the register of lost share certificates of the Company shall be kept at the handling office of the transfer agent, and the business pertaining to shares such as registration of transfer of shares and purchase and sale of shares constituting less than a full unit by the Company shall be handled by the transfer agent and the Company shall not handle these matters.
(3) The transfer agent shall prepare and keep the register of shareholders (including the register of beneficial shareholders; hereinafter the same being applicable), the register of stock acquisition rights and the register of lost share certificates of the Company, and the business pertaining to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates shall be handled by the transfer agent and the Company shall not handle these matters.

Article 10. (Share handling regulations)	Article 12. (Share handling regulations)

     The denominations of share certificates, registration of transfer of shares, purchase and sale of shares constituting less than a full unit by the Company and any other handling business relating to shares and charges therefor shall be governed by the share handling regulations established by the Board of Directors.
Handling of shares and charges therefor shall be governed by the share handling regulations established by the Board of Directors, in addition to laws and regulations or these Articles of Incorporation.

Article 11. (Record date)

(1) The shareholders who are registered or recorded on the register of shareholders in writing or digitally as of the close of a fiscal year shall be entitled to exercise voting rights at the ordinary general meeting of shareholders for such fiscal year.

(2) Except for the preceding Paragraph and as otherwise provided in these Articles of Incorporation, the Company may, by a resolution of the Board of Directors, fix a record date whenever necessary upon giving prior public notice.
[Deleted]

Article 12. (Convocation)	Article 13. (Convocation)

[Omitted]	[Not amended]

Before Amendments	After Amendments
Article 14. (Record date)

[New Article]	The record date for voting rights for the ordinary general meetings of shareholders of the Company shall be the 31st day of March each year.

Article 13. (Chairman of meetings)	Article 15. (Chairman of meetings)

[Omitted]	[Not amended]

Article 16. (Disclosure through the Internet and deemed delivery of reference documents for general meeting of shareholders)

[New Article]	In convening a general meeting of shareholders, the Company may be deemed to have provided shareholders with necessary information that should be described or indicated in reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with the Ministry of Justice Ordinance.

Article 14. (Method of adopting resolutions)	Article 17. (Method of adopting resolutions)

(1) Unless otherwise provided for in laws and regulations or in these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of shareholders present at the meeting.
(1) Unless otherwise provided for in laws and regulations or in these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the attending shareholders entitled to exercise voting rights.

(2) Special resolutions provided for in Article 343 of the Commercial Code shall be adopted by not less than two-thirds of the votes of shareholders present at the meetings who hold not less than one-third of the votes of all shareholders.
(2) Resolutions provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by not less than two-thirds (2/3) of the votes of the attending shareholders who hold not less than one-third (1/3) of the votes of the shareholders entitled to exercise voting rights.

Article 15. (Exercise of voting rights by proxy)	Article 18. (Exercise of voting rights by proxy)

A shareholder or his legal representative may exercise his voting rights through a proxy who is also a shareholder of the Company and who has voting rights.	A shareholder or his legal representative may exercise his voting rights through one (1) proxy who is also a shareholder of the Company and who has voting rights.

Article 16. (Minutes of meetings)

     The substance of proceedings of a general meeting of shareholders and the results thereof shall be recorded in the minutes of the meeting, which shall bear the names and seals of the chairman and of the Directors present at the meeting, and shall be kept at the Company.
[Deleted]

Article 17. (Number)	Article 19. (Number)

[Omitted]	[Not amended]

Before Amendments	After Amendments
Article 18. (Election)	Article 20. (Election)

(1) [Omitted]	(1) [Not amended]

(2) In order to adopt resolutions for the election of Directors, shareholders holding not less than one-third (1/3) of the voting rights of the total shareholders shall be present thereat and a majority of the votes of such shareholders shall be required.
(2) In order to adopt resolutions for the election of Directors, shareholders holding not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise voting rights shall be present thereat and a majority of the votes of such shareholders shall be required.

(3) [Omitted]	(3) [Not amended]

Article 19. (Terms of Office)	Article 21. (Terms of office)

(1) The terms of offices of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within two (2) years from their assumption of office.
(1) The terms of offices of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within two (2) years from their election.

(2) The term of office of any Director elected to increase the number of the Directors or to fill a vacancy shall expire upon the expiration of the terms of offices of the other Directors then in office.
(2) [This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]

Article 20. (Election of Representative Directors, etc.)	Article 22. (Election of Representative Directors, etc.)

(1) The Board of Directors shall select Directors who have the power to represent the Company.	(1) [This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]

(2) [Omitted]	(2) [Not amended]

Articles 21.-23.	Articles 23.-25.

[Omitted]	[Not amended]

Article 24. (Method of adopting resolutions)

     Resolutions at a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present which Directors present shall constitute a majority of all Directors then in office.
[Deleted]

Article 26. (Deemed resolutions of the Board of Directors)

[New Article]	The Company shall deem that matters are adopted by a resolution of the Board of Directors when the requirements provided for in Article 370 of the Company Law are met.

Article 25. (Advisers and consultants)	Article 27. (Advisers and consultants)

[Omitted]	[Not amended]

Before Amendments	After Amendments
Article 26. (Remuneration)	Article 28. (Remuneration, etc.)

Remuneration to Directors shall be determined by a resolution of a general meeting of shareholders.	Remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the “Remuneration, etc.”) to Directors shall be determined by a resolution of a general meeting of shareholders.

Article 27. (Liability Limitation Agreement with Outside Directors)	Article 29. (Liability limitation agreement with Outside Directors)

     The Company may enter into a liability limitation agreement with Outside Director which limits the maximum amount of their liabilities occurred by their behavior provided for in Item 5, Paragraph 1, Article 266 of the Commercial Code in accordance with Paragraph 19 of the same Article; provided, however, that limited amount of liabilities under such agreement shall be the sum of amounts provided for in each item of Paragraph 19, Article 266 of the Commercial Code.
The Company may enter into a liability limitation agreement with Outside Directors which limits the maximum amount of their liabilities arising from their failure to perform their duties in accordance with Article 427, Paragraph 1 of the Company Law; provided, however, that the limited amount of liabilities under such agreement shall be the sum of amounts provided for in applicable laws and regulations.

Article 28. (Number)	Article 30. (Number)

[Omitted]	[Not amended]

Article 29. (Election)	Article 31. (Election)

(1) [Omitted]	(1) [Not amended]

(2) In order to adopt resolutions for the election of Statutory Auditors, shareholders holding not less than one-third (1/3) of the voting rights of the total shareholders shall be present thereat and a majority of the votes of such shareholders shall be required.
(2) In order to adopt resolutions for the election of Statutory Auditors, shareholders holding not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise voting rights shall be present thereat and a majority of the votes of such shareholders shall be required.

Article 30. (Terms of office)	Article 32. (Terms of office)

(1) The terms of offices of Statutory Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years from their assumption of office.
(1) The terms of offices of Statutory Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within four (4) years from their election.

(2) The term of office of any statutory auditor elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.	(2) The term of office of any statutory auditor elected to fill a vacancy caused by retirement of a statutory auditor before the expiration of his or her term of office shall expire when the term of office of his or her predecessor would have expired.

Article 31. (Convocation of meetings)	Article 33. (Convocation of meetings)

[Omitted]	[Not amended]

Article 32. (Method of adopting resolutions)

     Unless otherwise provided for in laws and regulations, resolutions at a meeting of the Board of Statutory Auditors shall be adopted by an affirmative vote of a majority of the Statutory Auditors then in office.
[Deleted]

Before Amendments	After Amendments
Article 33. (Remuneration)	Article 34. (Remuneration, etc.)

Remuneration to Statutory Auditors shall be determined by a resolution of a general meeting of shareholders.	Remuneration, etc. for Statutory Auditors shall be determined by a resolution of a general meeting of shareholders.

Article 35. (Liability limitation agreement with Outside Statutory Auditors)

[New Article]	The Company may enter into a liability limitation agreement with Outside Statutory Auditors which limits the maximum amount of their liabilities arising from their failure to perform their duties in accordance with Article 427, Paragraph 1 of the Company Law; provided, however, that the limited amount of liabilities under such agreement shall be the sum of amounts provided for in laws and regulations.

Article 34. (Fiscal period)	Article 36. (Business year)

The fiscal period of the Company shall end on the 31st day of March each year.	The business year of the Company shall commence on the 1st day of April of each year and end on the 31st day of the following year.

Article 35. (Dividends)	Article 37. (Dividends from surplus)

Dividends shall be paid to the shareholders or registered pledgees appearing in writing or digitally on the register of shareholders as of the closing thereof on the 31st day of March each year.	Year-end dividends shall be paid to the shareholders or registered stock pledgees appearing in writing or digitally on the register of shareholders as of the closing thereof on the 31st day of March each year.

Article 36. (Interim dividends)	Article 38. (Interim dividends)

     The Company may, by a resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees whose names appear in wiring or digitally on the register of shareholders as of the closing thereof on the 30th day of September each year.
The Company may, by a resolution of the Board of Directors, pay interim dividends to the shareholders or registered stock pledgees whose names appear in wiring or digitally on the register of shareholders as of the closing thereof on the 30th day of September each year.

Article 37. (Prescription period for dividends)	Article 39. (Prescription period for dividends)

     The Company shall be exempted from the obligation to pay dividends or interim dividends after three (3) years have elapsed from the date on which the payment of the dividends or interim dividends commenced.
The Company shall be exempted from the obligation to pay year-end dividends or interim dividends after three (3) years have elapsed from the date on which the payment of the dividends or interim dividends commenced.

No.3	Election of one Supplementary Statutory Auditor Mr. Masayoshi Ishikawa was elected as a Supplementary Outside Statutory Auditor.

No.4	Payment of retirement allowances for Directors and Statutory Auditors for the period up to the termination of the retirement allowance plan
This item was approved as proposed that the Company should pay retirement allowances to twelve Directors (excluding Mr. Motohiko Yokoyama, Outside Director) and all four Statutory Auditors, each currently in office for their respective services rendered up to the conclusion of this General Meeting of Shareholders in the respective amounts determined in accordance with certain company standards; such payment be made when the relevant Director or Statutory Auditor resigns his office. It was also approved that specific amount and payment methods for each Director should be decided by the Board of Directors and such matters for Statutory Auditors should be decided through discussions among Statutory Auditors.